UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-42026

YY Group Holding Limited

60 Paya Lebar Road

#09-13/14/15/16/17

Paya Lebar Square

Singapore 409051

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On December 31, 2025, YY Group Holding Limited (the “Company”), by a resolution of the shareholders pursuant to Regulation 7.21 of the Company’s articles of association (the “Shareholder Resolution”), approved and adopted the Amended and Restated Memorandum and Articles of Association of the Company to change the voting rights of the Company’s Class B Ordinary Shares from twenty (20) votes per share to five hundred (500) votes per share. The Shareholder Resolution was approved by a majority of the holders of Class A Ordinary Shares of the Company.

The Company filed the Amended and Restated Memorandum and Articles of Association with the Registry of Corporate Affairs of the British Virgin Islands on January 16, 2026.

Copies of the Amended and Restated Memorandum and Articles of Association and the Shareholder Resolution are attached hereto as Exhibit 99.1 and Exhibit 99.2, respectively, and are incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Amended and Restated Memorandum and Articles of Association
99.2	Shareholder Resolution dated December 31, 2025, of YY Group Holding Limited

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YY Group Holding Limited

Date: January 20, 2026	By:	/s/ Fu Xiaowei
Fu Xiaowei
Chief Executive Officer

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